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                                                                    EXHIBIT 99.1

[BARRICK PRESS RELEASE LETTERHEAD]



PRESS RELEASE -- October 4, 2006
All figures in US dollars


FOR RELEASE IN THE U.S.


Barrick Prices $1 Billion of Copper-Linked Notes

Barrick Gold Corporation announced today the pricing of $1 billion of copper-linked notes (the "Barrick Notes") comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036. The offering of these notes is expected to close on or about October 12, 2006.

     During the first three years of these Barrick Notes, the original $1 billion of funding is to be repaid from the sales proceeds of approximately 324 million pounds of copper (equating to approximately $3.08 per pound), and is to be replaced with $1 billion of funding in the form of conventional interest-bearing notes maturing in 2016 and 2036. The replacement of the copper-linked portion of the notes with conventional interest-bearing notes during this period occurs simultaneously such that the total amount of debt outstanding at any time from issue date to maturity is $1 billion.

     The Barrick Notes will be purchased by ABX Financing Company, a company incorporated for the purpose of acquiring the Barrick Notes. ABX Financing
Company issues conventional interest-bearing notes ("ABXFC Notes") to fund the purchase of the Barrick Notes and enters into copper swaps in order to offset its exposure to copper prices. The ABXFC Notes are effectively backed by the Barrick Notes, and will be exchanged for the Barrick Notes in September 2009.
Both issues are guaranteed by Barrick. Proceeds from the Barrick Notes will be used to fund our development projects, and to pre-finance upcoming debt maturities.

     Neither the Barrick Notes nor the ABXFC Notes have been, or will be, registered under the Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933 and any applicable state securities laws. This press release does not constitute an offer to sell, or the solicitation of an offer to buy the notes in the United States, nor shall there be any sale of the notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Barrick's vision is to be the world's best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick's shares are traded on the Toronto, New York, London, and Swiss stock exchanges.

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
INVESTOR CONTACTS:                                               MEDIA CONTACT:
James Mavor                    Mary Ellen Thorburn               Vincent Borg
Vice President,                Director,                         Senior Vice President,
Investor Relations             Investor Relations                Corporate Communications
Tel: (416) 307-7463            Tel: (416) 307-7363               Tel: (416) 307-7477
Email: jmavor@barrick.com      Email: mthorburn@barrick.com      Email: vborg@barrick.com


BARRICK GOLD CORPORATION                     1                     PRESS RELEASE
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Forward-Looking Statements

Certain information included in this press release constitute "forward-looking statements." The words "expect", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Barrick to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities, employee relations; the speculative nature of gold and mineral exploration and development, including the risks of diminishing quantities or grades of reserves: contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

     The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.




BARRICK GOLD CORPORATION                     2                     PRESS RELEASE